Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF AUGUST 3, 2015

DATE, TIME AND PLACE: On August 3, 2015 at 8:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso PM, Sala 1, in the city and state of São Paulo.

CHAIR: Alberto Sozin Furuguem.

QUORUM: The full complement of elected members.

DECISIONS ADOPTED UNANIMOUSLY:

1.
To maintain for the current annual term of office, the appointments of Prof. Iran Siqueira Lima as President of the Fiscal Council and Councilor Alberto Sozin Furuguem to replace him in his absences or incapacity, pursuant to Article 2 of the Fiscal Council’s Internal Charter.

2.	Following examination of the Company’s financial statements with respect to the period from January to June 2015, the Councilors resolved to draft the following opinion:

“After proceeding to examine the Financial Statements for the period from January to June 2015, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have verified the exactness of all the elements examined and in view of the unqualified report from PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the capital structure, financial position and activities performed by the Company in the period.”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 3, 2015. (signed) Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors and José Caruso Cruz Henriques - Alternate Councilor.

MARCELO KOPEL
Investor Relations Officer